Exhibit (h)(xxiv)(B)

Form of

Amended and Restated Schedule A

Dated July 10, 2015

To The

Expense Limitation/Reimbursement Agreement

Dated May 27, 2014

Between

FundVantage Trust and WHV Investments, Inc. (formerly, WHV Investment Management, Inc.)

Fund	Contractual Limit on Total Operating Expenses*	Effective Date	Termination Date
WHV/EAM International Small Cap Equity Fund	1.40%	May 27, 2014	August 31, 2018
WHV/EAM Emerging Markets Small Cap Equity Fund	1.75%	May 27, 2014	July 10, 2015
	1.55%	July , 2015	August 31, 2018

*  As a percentage (on an annual basis) of a Fund’s average daily net assets.

This Amended and Restated Schedule A to the Expense Limitation/Reimbursement Agreement is hereby executed as of the date first set forth above.

WHV Investments, Inc. (formerly, WHV Investment Management, Inc.)

By:
Name:
Title:

FundVantage Trust, on behalf of each Fund

By:
Name:	Joel Weiss
Title:	President